Mail Stop 6010

February 4, 2008

Louis A. Blanco
Executive Vice President, Finance and
Administration (Principal Financial Office
Chief Accounting Officer)
Cell Therapeutics, Inc.
501 Elliott Avenue West, Suite 400
Seattle, WA 98119

>   **Re: Cell Therapeutics, Inc**
>   **Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2007**
>   **File No. 001-12465**

Dear Mr. Blanco

        We have completed our review of your Form 10-K and Form 10-Q and have no
further comments at this time.

                                        Sincerely,

                                        Joel Parker
                                        Accounting Branch Chief